

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 31, 2008

Via U.S. Mail and Facsimile to (320) 587-1810

John Ingleman
Senior Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive N.E.
Hutchinson, MN 55350

   **Re: Hutchinson Technology Inc.**
     **Form 10-K for the Fiscal-Year ended September 30, 2007**
     **Filed December 4, 2007**
     **File No. 000-14709**

Dear Mr. Ingleman:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended September 30, 2007

Item 7. Management's Discussion and Analysis, page 22

1.      We see that your capital expenditures totaled approximately $102 million in fiscal 2007, $248 million in fiscal 2006, and $197 million in fiscal 2005, and that you expect capital spending to be approximately $75 million in 2008.  In your future filings, as applicable, please expand your discussion and analysis to identify any known material trends in your capital expenditures.  For example, please discuss and analyze why you have experienced significant fluctuations in your capital expenditures for the years presented.

Liquidity and Capital Resources, page 29

1.      We note your discussion here and on page 51 that if you are not in compliance with the debt covenants in your financing arrangements, your future financial results and liquidity could be materially adversely affected. Please tell us and revise future MD&A to discuss the specific impact noncompliance with covenants would have on your future operations and liquidity. Also, please disclose in future filings the potential penalties and defaults associated as a result of noncompliance with these covenants.

2.      Footnote 1 to your financial statements indicates that as of September 30, 2007 approximately $167 million of your securities available for sale were designated as municipal bonds.  You also disclose that approximately $214 million of the total of approximately $233 million of securities available for sale mature within one year.  Since a significant portion of your securities available for sale consist of municipal bonds and those securities, generally, have terms longer than one year, please tell us, with a view towards disclosure in future filings, as applicable, more about the nature of the securities that you hold so that we may better understand the types of securities that you hold and how the maturities of those securities are determined.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 34

3.      We see from your consolidated statements of cash flows that your purchases of marketable securities and your sales/maturities of marketable securities were each approximately $1.9 billion in fiscal 2007.  Given that the amount of securities available for sale at the end of fiscal 2007 was approximately $233 million, and your disclosure in footnote 1 to your financial statements that a majority of those securities were municipal bonds, please tell us, with a view towards disclosure in future filings, as applicable, more about the nature of the your investing activities, the degree of turnover and any related material risks.  Your future filings should also include, as appropriate, the disclosure required by Item 305 of Regulation S-K.

Liquidity and Capital Resources, page 29

2.      We note your discussion here and on page 51 that if you are not in compliance with the debt covenants in your financing arrangements, your future financial results and liquidity could be materially adversely affected. Please tell us and revise future MD&A to discuss the specific impact noncompliance with covenants would have on your future operations and liquidity. Also, please disclose in future filings the potential penalties and defaults associated as a result of noncompliance with these covenants.

Item 9A. Controls and Procedures, page 34

3.      We see that you have concluded that your disclosure controls and procedures were not effective due to a material weakness surrounding the preparation and review of the accounting for deferred income tax assets and liabilities.  It appears from disclosure in your Form 10-Q filed February 5, 2008 that these material weaknesses still existed and had not yet been remediated. Please provide a clear description of the facts and circumstances surrounding these material weaknesses, the specific steps you are taking to remediate the identified weaknesses and discuss why you are unable to conclude that you have remediated the material weaknesses. Also tell us and revise future MD&A to disclose the expected costs you will incur to remediate these weaknesses.

Note 1. Summary of Significant Accounting Policies, page 45

Accounting Pronouncements, page 45

4.      We note that you elected to early adopt SAB 108 and as a result, you reduced your opening retained earnings for the fiscal year ended September 24, 2006 by $1.95 million. You disclose that the adjustment relates to a customer arrangement whereby certain revenues recorded in fiscal 2004 and fiscal 2005 should have been deferred. Please provide a qualitative and quantitative SAB 108 analysis of the materiality for these transactions to your fiscal 2004 and fiscal 2005 year-ends.

5.      In this regard, we note your accounting policy for revenue recognition on page 47, which states that you only defer recognizing revenue on undelivered shipments with FOB destination terms. Please describe the material terms of the customer arrangement that should have resulted in the deferral of revenue recognition in 2004 and 2005. Furthermore, we note that there is no deferred revenue recorded on your balance sheet; instead deferred revenue amounts related to this arrangement is included within accrued expenses and other long-term liabilities. Please tell us the amount of deferred revenue in each balance sheet caption for the balance sheets presented.

Exhibit 31

6.      We note that that the certifications filed as required by Exchange Act Rule 13a-14(a)
        improperly includes the title of the chief executive and chief financial officer in the
        introductory paragraph. In future filings, the certification should be revised to present the
        exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications and
        no references to the titles of the chief executive or chief financial officer in the
        introductory paragraph.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response.  Please furnish a cover letter that keys your responses to our
comments and provides any requested information.  Detailed cover letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;
   · staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and
   · the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 if you have questions on other comments.  In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.


Sincerely,


Angela Crane
Branch Chief